Filed by: Fuel Systems Solutions, Inc.

pursuant to Rule 425 under

the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934

Subject Company: Fuel Systems Solutions, Inc.

(Commission File No. 001-32999)

This filing relates to the proposed merger of a subsidiary of Westport Innovations Inc. (“Westport”) with Fuel Systems Solutions Inc. (“FSS”) pursuant to the terms of an Agreement and Plan of Merger, dated as of September 1, 2015 (the “Merger Agreement”), by and among Westport, FSS and Whitehorse Merger Sub Inc. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K filed by FSS on September 2, 2015, and is incorporated by reference into this filing.

Dear Fuel Systems Customer / Supplier

I am writing to you today to advise you of a significant piece of news regarding our company. On September 1, 2015, we announced that our company, Fuel Systems Solutions, Inc. has agreed to merge with Westport Innovations Inc.

This is a very important and exciting announcement for us, as it brings together two alternative fuel companies rich in technology innovation with proven track records, while ensuring continuity for our business and relationships. Subject to Westport shareholder approval, the combined company will be called Westport Fuel Systems, and the existing Fuel Systems business’ will combine with the Westport Operations unit to create a new business unit called Fuel Systems Automotive and Industrial Group which will have an Automotive headquarters in Cherasco, IT and an Industrial headquarters in Santa Ana, CA USA. I will serve on both the new company’s board of directors and in a senior advisory position of the combined company’s new business unit.

More details of the proposed merger are available here, but in brief, the merger is intended to create a premier alternative fuel vehicle and engine company. Strategically and financially, the merger:

•	Increases scale and opportunity to better serve customers

•	Combines complementary research and development efforts

•	Combines complementary product mix and customer sets

•	Broadens OEM relationships

•	Leverages combined track record of innovation and highly skilled employee base

•	Creates a high-Value IP Portfolio

•	Establishes a strong revenue base that creates platform for growth

•	Offers significant savings and merger synergy opportunities, and

•	Increases financial strength and flexibility

Traditionally, Fuel Systems has significant experience and focus in the light and medium-duty products for automotive and industrial applications, while Westport has focused the majority of its technological development and commercialization efforts in the heavy-duty and high horsepower arena. We believe over the long term that this combination will allow Fuel Systems to create a stronger innovation platform to invest in developing new products and new technologies, across complementary end markets spanning passenger car to heavy-duty trucks to locomotives and marine applications to stationary power and mobile industrial machines, and position us to fuel future growth better than on a standalone basis.

For now it remains business as usual at Fuel Systems and you should not expect any changes in your partnership with us. The transaction is subject to regulatory approval and approval from our shareholders, who will vote on the merger later this year.

If you have any questions please contact your Fuel Systems representative. As always, we thank you for your partnership and belief in Fuel Systems Solutions.

Mariano Costamagna

Chief Executive Officer

Fuel Systems Solutions, Inc.

Cautionary Note Regarding Forward Looking Statements

This communication contains forward-looking statements, including statements regarding the anticipated timing for and ultimate completion of the merger, result, timing and financial metrics associated with Westport’s and Fuel Systems’ combined operating business units and consolidated business, revenue and cash usage expectations, the effect of the proposed reorganization and restructuring of our business, continued research and development investment, future of our development programs, timing for launch, delivery and completion of milestones related to the products referenced herein, Westport’s and Fuel Systems’ expected actions and results relating to the key components of its strategy in 2015 and to the integration of Westport’s and Fuel Systems’ businesses, future sales of assets and the benefits therefrom, the demand for our products, the future success of our business and technology strategies, investment in new product and technology development and otherwise, cash and capital requirements, intentions of partners and potential customers, the performance and competitiveness of Westport’s and Fuel Systems’ products and expansion of product coverage, future market opportunities, speed of adoption of natural gas for transportation and terms and timing of future agreements as well as the combined company’s management’s response to any of the aforementioned factors. These statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties and are based on both the views of management and assumptions that may cause our actual results, levels of activity, performance or achievements and ability to complete the proposed merger to be materially different from any future results, levels of activities, performance or achievements expressed in or implied by these forward looking statements. These risks and uncertainties include risks and assumptions related to our revenue growth, operating results, industry and products, the general economy, conditions of and access to the capital and debt markets, governmental policies, regulation and approvals, technology innovations, fluctuations in foreign exchange rates, operating expenses, the availability and price of natural gas, global government stimulus packages, the acceptance of and shift to natural gas vehicles, the relaxation or waiver of fuel emission standards, the inability of fleets to access capital or government funding to purchase natural gas vehicles, the development of competing technologies, our ability to adequately develop and deploy our technology, the actions and determinations of our joint venture and development partners, as well as other risk factors and assumptions that may affect our actual results, performance or achievements or financial position discussed in Westport’s Annual Report on Form 40-F for the year ended December 31, 2014, as amended and Fuel System’s Annual Report on Form 10-K for the year ended December 31, 2014, and other filings made by the companies with securities regulators. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. Each of Westport and Fuel Systems disclaims any obligation to publicly update or revise such statements to reflect any change in their expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in these forward looking statements except as required by National Instrument 51-102. The contents of any website, RSS feed or twitter account referenced in this press release are not incorporated by reference herein.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the United States Securities Act of 1933, as amended. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

Additional Information and Where to Find It

Westport will file with the SEC a registration statement on Form F-4, which will include the proxy statement of Fuel Systems that also constitutes a prospectus (the “proxy statement/prospectus”). INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, AND OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, IN THEIR ENTIRETY CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT WESTPORT, FUEL SYSTEMS, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by the parties by contacting Westport Investor Relations at 1-604-718-2046 or invest@westport.com (for documents filed with the SEC by Westport) or Fuel Systems Investor Relations advisors, LHA, at 1-415-433-3777 or fuel@lhai.com (for documents filed with the SEC by Fuel Systems).

Participants in the Solicitation

Westport, Fuel Systems and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Fuel Systems in respect of the proposed transactions contemplated by the proxy statement/prospectus. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the shareholders of Fuel Systems in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information regarding Westport’s directors and executive officers is contained in Westport’s Annual Report on Form 40-F for the year ended December 31, 2014, as amended, and its Management Information Circular, dated March 11, 2015, which is filed with, in the case of the Annual Report on Form 40-F, and furnished to, in the case of the Management Information Circular, the SEC and can be obtained free of charge from the sources indicated above. Information regarding Fuel System’s directors and executive officers is contained in Fuel System’s Annual Report on Form 10-K for the year ended December 31, 2014 and its Proxy Statement on Schedule 14A, dated April 14, 2015, each of which are filed with the SEC and can be obtained free of charge from the sources indicated above.

Non-GAAP Financial Measures

This communication may contain certain non-GAAP financial measures, which management believes are useful to investors and others in evaluating business combinations. Further detail and reconciliations between the non-GAAP financial measures and the GAAP financial measures are available in the most recent press releases of Westport and Fuel Systems concerning quarterly financial results, furnished to the SEC on Form 6-K and Form 8-K, as applicable.